Exhibit 99.2

TOWER SEMICONDUCTOR LTD.

Extraordinary General Meeting of Shareholders
To be Held on Monday, April 25, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer and Nati Somekh, each with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the ordinary shares, par value NIS 15.00 per share, of the Company which the undersigned is entitled in any capacity to vote at the extraordinary general meeting of shareholders of the Company to be held at the offices of the Company located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Monday, April 25, 2022, at 4:00 p.m. (Israel time) (9:00 a.m. Eastern time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the notice of the Meeting (the "Notice") and the proxy statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2, except that if the undersigned does not make the required confirmation that it is NOT a Parent Affiliate (as defined in the proxy statement) by checking the box “YES” in Item 1A on the reverse side, then this proxy will not be voted on Proposal 1.

A VOTE CAST ON PROPOSAL 1 WILL NOT BE COUNTED UNLESS THE UNDERSIGNED HAS CONFIRMED THAT IT IS NOT A PARENT AFFILIATE (AS DEFINED IN THE PROXY STATEMENT) BY MAKING THE REQUIRED CONFIRMATION BY CHECKING THE BOX “YES” IN ITEM 1A ON THE REVERSE SIDE.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

April 25, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/by phone until 11:59 PM EST the day before the meeting.	COMPANY NUMBER

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
ACCOUNT NUMBER
IN PERSON - You may vote your shares in person by attending the meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE MERGER PROPOSAL AND ADJOURNMENT PROPOSAL DESCRIBED BELOW.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A RELATING TO THE MERGER PROPOSAL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
The Merger Proposal: To approve the acquisition of the Company by Intel FS Inc., a Delaware corporation (“Parent”), including the approval of: (a) the Agreement and Plan of Merger, (as it may be amended from time to time, the “Merger Agreement”), dated February 15, 2022, by and among Parent, Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), Intel Corporation, a Delaware corporation ("Intel") and the Company, pursuant to which Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly owned subsidiary of Parent and a subsidiary of Intel (the “Merger”); (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 15.00 per share, of the Company owned immediately prior to the effective time of the Merger; and (d) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the proxy statement.
			☐	☐	☐

1A. Please confirm that you ARE NOT a “Parent Affiliate” by checking the “YES” box. If you cannot confirm that you are not a Parent Affiliate, check the “NO” box. As described in the proxy statement, a “Parent Affiliate” generally means that you are (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a), or (c) a family member of an individual contemplated by either of clause (a) or (b), or an entity controlled by, Parent, Merger Sub or either of the foregoing. THIS ITEM MUST BE COMPLETED. IF YOU CHECK “NO” INDICATING THAT YOU ARE A “PARENT AFFILIATE” OR FAIL TO COMPLETE THIS ITEM, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE MERGER PROPOSAL.
			YES ☐	NO ☐
			FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	2.
The Adjournment Proposal: To approve the adjournment of the extraordinary general meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting.
			☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.